Exhibit 99.1

The INX Digital Company Reports Q3 2024 Financial Results

The INX Digital Company INC | November 14, 2024

TORONTO, Nov. 14, 2024 /CNW/ – The INX Digital Company, Inc. (Cboe CA: INXD) (OTCQB: INXDF) (INXATS: INX) (the “Company” or “INX”), the owner of INX.One, a security token and digital asset trading platform, a U.S. broker-dealer, an alternative trading system, a transfer agent, and an inter-dealer broker (through its subsidiaries), announced its financial results for Q3 2024.

The financial performance for the third quarter is outlined below, reflecting the company’s ongoing commitment to a solid and unleveraged financial structure, strategic growth, and innovation in the on-chain Real World Assets (RWA) market. All balances are in U.S. Dollars.

Q3 2024 Financial Highlights:

●	Sale of ILSB (one of the Company subsidiaries): Agreement signed to sell INX’s brokerage segment for $4.45M plus equity value (estimated at $350K), with expected closing by November 29, 2024.

●	Balance Sheet Position: INX maintains a strong and unleveraged balance sheet with total adjusted working capital (excluding Reserve Fund and INX Token liability, which represents a non-cash fair value measured liability) of $18.4 million.

●	Reserve Fund: A Reserve Fund of $34.3 million has been maintained, set aside for the protection of customer funds, independent of the company’s operating capital.

●	Operational Loss: The net loss from operations for the three months ending September 30, 2024, was $2.4 million compared to $4.8 million for the same period in 2023, an improvement of 51%.

Strategic Growth and Partnerships

INX remains committed to pioneering the digital asset space through strategic partnerships and product innovation. Key developments in Q3 2024 include:

●	Tokenized Stock Listings on INX.One: INX strengthened its market position by listing tokenized stocks such as NVIDIA, Tesla, Microsoft, Google, and GameStop on the INX.One platform, enabling 24/7 trading for tokenized versions of traditional assets for non-US customers only and under EU and Swiss regulatory framework.

●	Partnership with Republic and Backed Finance: INX formed new strategic partnerships to bolster its Real World Asset (RWA) offerings. Collaboration with Backed Finance for tokenized stock offering, Further enhance partnership with Republic, and strategic collaboration with Muriel Siebert & Co., LLC for expanding RWA investment opportunities

●	U.S. Expansion: INX broadened its U.S. presence, with Texas authorizing cryptocurrency trading on INX.One. INX now covers 49 states and territories for cryptocurrency trading and 52 for security token trading, demonstrating a commitment to secure, accessible investment options nationwide.

Leadership and Strategic Vision

INX is dedicated to expanding access to financial opportunities and empowering individuals to achieve their financial goals through regulated, tokenized assets. Shy Datika, INX CEO, commented: “Since day one, our focus has been clear: to create a real-world asset exchange, providing exclusive opportunities with paramount safety. Our upfront investment was pivotal. As others attempt to follow, our confidence in our infrastructure strengthens. Today, we’re leveraging our foundation to its fullest potential, carefully selecting collaborators to maximize every opportunity at INX.One.”

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.:

INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information, or otherwise.

SOURCE The INX Digital Company, Inc.

For further information, please contact:
The INX Digital Company, Inc., Investor Relations,
Attn.: Alan Silbert, +1 855 657 2314,
Email: investorrelations@inx.co